Notes:

1For Eaton Vance Worldwide Health
Sciences Fund and Worldwide Health
Sciences Portfolio:

In December 2008, the Fund's investment
policies were changed to permit the Fund to invest up to 5% of its total assets in royalty bonds.

The prospectus language follows:

The Portfolio may invest in debt securities collateralized by pharmaceutical royalty interests ("Royalty Bonds"). Pharmaceutical royalty streams are created when the owner of a patent on a pharmaceutical product licenses the discovery to a larger commercial entity for further development, while maintaining a royalty interest on future sales of the product.
Royalty Bonds are created when the royalty owner borrows against the royalty stream by issuing debt collateralized by the royalty.
Royalty Bond investors receive interest and principal payments collateralized and funded by the stream of royalty payments. Royalty Bonds are typically offered in a private placement pursuant to Section 4(2) of the Securities Act of 1933, as amended, and are restricted as to resale.
Because Royalty Bonds are restricted securities and the proprietary nature of the underlying pharmaceutical product licenses, it may take longer to liquidate Royalty Bond positions than would be the case for other securities. Royalty
Bonds are also subject to the industry risks associated with health sciences companies. The
Portfolio limits investment in Royalty Bonds to not more than 5% of its total assets.

In February 2009, the Fund was authorized to invest not more than 5% of its total assets in below investment grade and investment grade fixed-income securities of health sciences companies, including corporate bonds and preferred stocks.

Attachments:
None.